Exhibit 99.2

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  V89409-P49785  NAYAX LTD.  C/O PROXY SERVICES  P.O. BOX 9142  FARMINGDALE, NY 11735  NAYAX LTD.  available for issuance under such U.S. Appendix.  Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.  have no “personal interest” in any of the items that are proposed for approval at the  The Board of Directors recommends you vote FOR the following proposals:  1.  Approve and ratify the re-appointment of Kesselman & Kesselman, a member  For  Against  Abstain  2.  firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.  Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2027, or, subject to the approval of Proposal 11 below, to serve for staggered terms ending in accordance with his class:  □  For  □  Against  □  Abstain  6. Approve the adoption of the U.S. Appendix to the Company’s Global Equity Incentive Plan (2018), with up to 5,000,000 ordinary shares of the Company  For  □  Against  □  Abstain  □  2a. Mr. Yair Nechmad  □  □  □  7. Approve the Revised Service Agreement of the Company’s Chief Executive Officer, Mr. Yair Nechmad, for an additional three (3) years.  □  □  □  2b. Mr. David Ben-Avi  □  □  □  8. Approve the Revised Service Agreement of the Company’s Chief Technology Officer, Mr. David Ben-Avi, for an additional three (3) years.  □  □  □  2c. Mr. Nir Dor  □  □  □  9. Approve and ratify the terms of employment of Mr. Reuven Amar.  □  □  □  2d. Mr. Reuven Ben Menachem  □  □  □  10. Approve and ratify the terms of employment of Ms. Tal Tannenbaum.  □  □  □  3.  2e. Mr. Eran Havshush  Approve a remuneration policy for the Company’s executives and directors, for a period of three (3) years, in accordance with the requirements of the Israeli  □  □  □  □  □  □  11. Approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three (3) classes with staggered three-year terms.  □  □  □  Companies Law, 5759-1999.  NOTE: Such other business as may properly come before the meeting or any  4.  Approve that Mr. Yair Nechmad continue to serve as the Chairman of the Board of Directors of the Company and as the Company’s Chief Executive Officer for an additional period of three (3) years.  □  □  □  adjournment thereof.  5.  Approve the adoption of an Employee Stock Purchase Plan, under which up to 200,000 ordinary shares of the Company will be available for purchase by the Company’s employees.  □  □  □  PLEASE NOTE that by signing and submitting this proxy card, you declare that you  Annual General Meeting of shareholders, except for a “personal interest” of which you have notified the Company about in writing, as required under the Israeli Companies Law 5759-1999. For further information, please see the proxy statement.  SCAN TO  VIEW MATERIALS & VOTE    VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on April 28, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on April 28, 2026. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

 V89410-P49785  Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:  The Notice and Proxy Statement is available at www.proxyvote.com.  NAYAX LTD.  ANNUAL GENERAL MEETING OF SHAREHOLDERS April 29, 2026, 4:00 P.M. ISRAEL TIME  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS  The shareholder(s) hereby appoint(s) Sagit Manor and Gal Omer, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of NAYAX LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held on April 29, 2026, at 4:00 p.m. Israel time, at 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzliya, 4659071 Israel, and any adjournment or postponement thereof.  This proxy, when properly executed, will be voted in the manner directed herein. To the extent permitted by law and applicable stock exchange requirements, if no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.  Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.  Continued and to be signed on reverse side